SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

                        Report of Foreign Private Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934



                               09 November, 2006


                                  BT Group plc
                 (Translation of registrant's name into English)


           BT Centre
           81 Newgate Street
           London
           EC1A 7AJ
           England

                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



Enclosures:  1.  Interim Results announcement made on 09 November, 2006



November 9, 2006


SECOND QUARTER AND HALF YEAR RESULTS TO SEPTEMBER 30, 2006

SECOND QUARTER HIGHLIGHTS


- Revenue of GBP4,941 million, up 4 per cent

- New wave revenue of GBP1,736 million, up 21 per cent, representing 35 per cent of total revenue compared with 30 per cent last year

- EBITDA before specific items(1) and leaver costs of GBP1,418 million, up 2 per cent

- Profit before taxation, specific items(1) and leaver costs of GBP665 million, up 12 per cent

- Earnings per share before specific items(1) and leaver costs of 6.0 pence, up 13 per cent

- Continued strong broadband net additions(2) of 626,000 of which BT Retail's share was 25 per cent


HALF YEAR HIGHLIGHTS

- Revenue of GBP9,805 million, up 3 per cent

- New wave revenue of GBP3,377 million, up 20 per cent

- EBITDA before specific items(1) of GBP2,747 million, up 2 per cent

- Profit before taxation and specific items(1) of GBP1,247 million, up
  17 per cent

- Earnings per share before specific items(1) of 11.3 pence, up 19 per cent

- Interim dividend of 5.1 pence per share, up 19 per cent

- Broadband end users(2) of 9.3 million at September 30, 2006 of which BT Retail now has 3 million customers


The income statement, cash flow statement and balance sheet from which this information is extracted are set out on pages 16 to 22.

(1) Before specific items which are material one off or unusual items as defined in note 4 on page 26.

(2) DSL and LLU connections.





Chairman's statement

Sir Christopher Bland, Chairman, commenting on the half year results said:

"These strong half year results show sustained momentum across the business with revenues up 3 per cent and earnings per share before specific items up 19 per cent.

"I am pleased to report that we will be paying an interim dividend of 5.1 pence, up 19 per cent on last year, showing our continued commitment to improving shareholder returns and our confidence for the future."



Chief Executive's statement


Ben Verwaayen, Chief Executive, commenting on the second quarter results, said:


"These second quarter results show another strong team performance with every part of the business playing its part. We have announced today that BT Retail has passed 3 million broadband connections in a fast growing market. We have now reached 1 million LLU connections. 21CN is going live in the Cardiff area this month. The business continues to win major transformational contracts, including PepsiCo and Vodafone.

"Revenue has increased for eleven consecutive quarters and earnings per share(1) were up 13 per cent, the eighteenth consecutive quarter of growth. EBITDA(1) continues to grow and was up 2.4 per cent.

"These results underpin our confidence in our ability to grow our revenue, EBITDA, earnings per share and dividends this year."

(1)Before specific items and leaver costs.



                    RESULTS FOR THE SECOND QUARTER AND HALF YEAR
                                TO SEPTEMBER 30, 2006

                             Second quarter              Half year
                    ___________________________  ___________________________
                                       Better                      Better
                       2006     2005   (worse)     2006     2005   (worse)
                       GBPm     GBPm       %       GBPm     GBPm        %

Revenue               4,941    4,767       4      9,805    9,498       3

EBITDA
- before specific
  items and leaver
  costs               1,418    1,385       2      2,804    2,748       2
- before specific
  items               1,385    1,348       3      2,747    2,705       2

Profit before
taxation
- before specific
  items and leaver
  costs                 665      596      12      1,304    1,113      17
- before specific
  items                 632      559      13      1,247    1,070      17
- after specific
  items                 629      489      29      1,244      988      26

Earnings per share
- before specific
  items and leaver
  costs                 6.0p     5.3p     13       11.8p     9.8p     20
- before specific
  items                 5.7p     5.0p     14       11.3p     9.5p     19
- after specific
  items                 5.7p     4.4p     30       11.3p     8.8p     28

Capital expenditure     812      694     (17)     1,527    1,410      (8)

Free cash flow          338      503     (33)       321      377     (15)

Interim dividend                                    5.1p     4.3p     19

Net debt                                          8,079    8,133       1



The commentary focuses on the results before specific items and leaver costs. This is consistent with the way that financial performance is measured by management and we believe allows a meaningful analysis to be made of the trading results of the group. Specific items are defined in note 4 on page 26.

The income statement, cash flow statement and balance sheet are provided on pages 16 to 22. A reconciliation of EBITDA before specific items to group operating profit is provided on page 31. A definition and reconciliation of free cash flow and net debt are provided on pages 28 to 30.

GROUP RESULTS

Revenue was 4 per cent higher at GBP4,941 million in the quarter with continued strong growth in new wave revenue more than offsetting the decline in traditional revenue. EBITDA before specific items and leaver costs grew by 2.4 per cent. This is the third quarter of growth and builds on the 1.7 per cent growth reported last quarter. Earnings per share before specific items and leaver costs increased by 13 per cent to 6.0 pence, the eighteenth consecutive quarter of year on year growth.

The strong growth in new wave revenue continued and at GBP1,736 million was 21 per cent higher than last year. New wave revenue accounted for 35 per cent of the group's revenue compared to 30 per cent in the second quarter of last year. New wave revenue is mainly generated from networked IT services, broadband and mobility. Networked IT services revenue grew by 10 per cent to GBP1,001 million, broadband revenue increased by 39 per cent to GBP486 million and mobility revenue increased by 4 per cent to GBP72 million.

Networked IT services contract wins were GBP0.7 billion in the second quarter, with GBP4.0 billion achieved over the last twelve months.

BT had 9.3 million wholesale broadband connections at September 30, 2006, including 838,000 local loop unbundled lines, an increase of 2.8 million connections year on year and 626,000 connections in the quarter. Over 46 per cent of all UK homes now subscribe to broadband services, comprising both DSL and cable services (Source: Informa, Telecoms Market, September 2006).

Revenue

Revenue from the group's traditional businesses declined by 4 per cent continuing recent trends. This reflects regulatory intervention, competition, price reductions and also technological changes that we are using to drive customers from traditional services to new wave services.

Major corporate (UK and international) revenue showed growth of 5 per cent, with 11 per cent growth in new wave revenue more than offsetting the decline in traditional services. Migration from traditional voice only services to networked IT services continued with new wave revenue representing 60 per cent of all major corporate revenue.

Revenue from smaller and medium sized (SME) UK businesses grew by 2 per cent year on year. New wave revenue grew by 23 per cent driven by continued growth in broadband and other new wave services. In the declining UK calls market, BT has gained market share in the SME sector through innovative pricing plans and a focus on propositions that bring together IT, broadband and communications to allow business people to concentrate on running their business.

Consumer revenue in the second quarter was 6 per cent lower, primarily due to wholesale line rental (WLR) substitution. Growth in new wave revenue of 44 per cent continues to reduce our dependence on traditional revenue which has declined by 12 per cent with the strategic shift towards new wave products and services. New wave revenue now represents 17 per cent of the total consumer revenue.

The 12 month rolling average revenue per consumer household (net of mobile termination charges) of GBP254 increased by GBP1 compared to last quarter, the third successive quarter of growth. Improvements in the proportion of customers upgrading from the basic broadband package and more new customers subscribing for higher value packages has more than offset the lower call revenues. BT Total Broadband reflects our strategy to drive value into the broadband market and we reached 3 million BT Retail broadband connections in October. Contracted revenues increased by 1 percentage point to 69 per cent compared to last quarter, 3 percentage points higher than last year.

Wholesale (UK and Global Carrier) revenue increased by 14 per cent driven by WLR and LLU. UK Wholesale new wave revenue increased by 41 per cent to GBP339 million, mainly driven by broadband.

Operating results

Group operating costs before specific items increased by 4 per cent year on year to GBP4,311 million. Staff costs before leaver costs increased by GBP64 million to GBP1,274 million due mainly to the additional staff needed to support networked IT services contracts, increased levels of activity in the network and 21CN activities (including capital work) as well as cost inflation. Leaver costs were GBP33 million in the quarter (GBP37 million last year). Payments to other telecommunication operators increased by GBP45 million to GBP1,034 million. Other operating costs before specific items of GBP1,442 million increased by GBP47 million mainly due to increased costs of sales from growth in networked IT and other new wave services which were partly offset by cost savings from our efficiency programmes. Depreciation and amortisation increased by 2 per cent year on year to GBP703 million.

Group operating profit before specific items and leaver costs increased by 3 per cent to GBP715 million. Operating profit margin before specific items remained flat year on year at 14 per cent.

Earnings

Net finance costs were GBP55 million, an improvement of GBP45 million against last year. This includes net finance income associated with the group's defined benefit pension scheme which was GBP105 million in the second quarter, GBP41 million higher than last year. Repayment of maturing debt last year, fair value movements on derivatives that are economic hedges but are not fully effective hedges under the IAS 39 definitions and lower average net debt have also contributed to the reduction in net finance costs. This reduction was offset by a GBP31 million net gain last year on the early redemption of the US dollar 2008 LG Telecom convertible bond.

Profit before taxation, specific items and leaver costs of GBP665 million increased by 12 per cent.

The effective tax rate on the profit before specific items was 24.5 per cent (24.9 per cent last year) reflecting the continued focus on tax efficiency within the group.

Earnings per share before specific items and leaver costs increased by 13 per cent to 6.0 pence.

Specific items

Specific items are defined in note 4 on page 26. There was a net charge before taxation of GBP3 million in the quarter (GBP70 million charge last year). Costs of GBP23 million relating to the further rationalisation of the group's office portfolio were incurred in the quarter (GBPnil last year). This was partly offset by a profit of GBP20 million arising from the group's disposal of 6 per cent of its equity interest in Tech Mahindra Limited, an associated undertaking, reducing the group's holding to 36 per cent. In the prior year, a provision of GBP70 million was recognised relating to the incremental and directly attributable costs in connection with creating the Openreach line of business.

Earnings per share after specific items were 5.7 pence in the quarter (4.4 pence last year).

Cash flow and net debt

Net cash inflows from operating activities in the second quarter amounted to GBP1,191 million compared to GBP1,263 million last year, largely due to higher working capital outflows.

Free cash flow was a net inflow of GBP338 million in the second quarter compared to GBP503 million last year mainly reflecting the higher working capital outflows and increased capital expenditure. The year on year deterioration reflects the timing of receipts and payments and is expected to reverse in the second half of the year. The share buyback programme continued with the repurchase of 48 million shares for GBP102 million during the quarter. Net debt was GBP8,079 million at September 30, 2006, GBP54 million below the level at September 30, 2005. Free cash flow and net debt are defined and reconciled in notes 8 and 9 on pages 28 to 30.

Pensions

The IAS 19 net pension obligation at September 30, 2006 was a deficit of GBP2.0 billion, net of tax, being GBP0.6 billion lower than the level at September 30, 2005. The BT Pension Scheme had assets of GBP35.9 billion at September 30, 2006. The triennial funding valuation as at December 31, 2005 is currently being performed and we expect this exercise to conclude by December 31, 2006.

21st Century Network

BT's 21st Century Network programme made significant progress during the quarter. The construction of 10 per cent of the UK's core communications infrastructure is in place and fully operational. Site planning and preparation has been completed in all core and metro nodes in South Wales, and at a further 100 sites across the country. Nine new fibre rings, totalling 2,100 kilometres, have been installed in South Wales and 1,500 man years of IT systems development work has been carried out. All of this preparatory work is required to support the migration of the first end user customers to 21CN. This is scheduled to take place near Cardiff at the end of November.

Readiness testing of the network, systems, services and customer premises equipment (CPE) is well advanced. A test facility in Swansea, where other communications providers can test their services, was opened on October 25, 2006. Live voice calls have already been carried over the new 21CN network, built using 21CN hardware and software, in South Wales.

BT and representatives from across industry have agreed a single end user communications programme to help consumers and single site small and medium enterprises understand better what next generation networks are and to provide a single source of detail and further information. The programme, which launched in October, operates under a single independent brand - "Switched-On".

Shareholder distributions

An interim dividend of 5.1 pence per share, an increase of 19 per cent on last year, will be paid on February 12, 2007 to shareholders on the register on December 29, 2006. The ex dividend date is December 27, 2006. During the first half year 69 million shares were repurchased for GBP167 million under the group's share buyback programme.

Prospects

Our performance underpins our confidence that we will continue to grow revenue, EBITDA, earnings per share and dividends this financial year. Revenue growth will continue to be fuelled by new wave services; the EBITDA improvement will be driven by the continued growth in BT Retail's profitability and an acceleration through the year of the EBITDA growth in BT Global Services.

We are confident in our ability to improve shareholder returns and accelerate the strategic transformation of the business.
_____________________________________________________________________________

The half year report, which contains the independent review report of the auditors, will be published in The Times on November 10, 2006.

The third quarter results are expected to be announced on February 8, 2007.

LINE OF BUSINESS RESULTS

Openreach, a new line of business created in accordance with the regulatory framework agreed with Ofcom (the Undertakings), was launched on January 21, 2006. It is responsible for ensuring that all communications providers have transparent and equivalent access to the BT local network, and comprises a work force of approximately 30,000 people. Its primary products are wholesale line rental (WLR) and local loop unbundling (LLU).

In order to assist readers in understanding the year on year performance, we have restated the comparative line of business results. These restatements also reflect the impact of the new internal trading arrangements that have been implemented due to the creation of Openreach. There is no change to the overall group reported results.


BT Global Services

                                                               Half year
                      Second quarter ended September 30    ended September 30
                        2006     2005*     Better (worse)       2006    2005*
                        GBPm     GBPm     GBPm         %        GBPm     GBPm

Revenue                2,157    2,102       55         3       4,312    4,169
Gross profit             638      612       26         4       1,266    1,224
SG&A before leaver
costs                    409      392      (17)       (4)        809      783
                       _____    _____                          _____    _____
EBITDA before leaver
costs                    229      220        9         4         457      441
Leaver costs               5       22       17        77          22       24
                       _____    _____                          _____    _____
EBITDA                   224      198       26        13         435      417
Depreciation and
amortisation             157      158        1         1         305      310
                       _____    _____                          _____    _____
Operating profit          67       40       27        68         130      107
                       =====    =====                          =====    =====
Capital expenditure      176      171       (5)       (3)        325      313
                       =====    =====                          =====    =====



*Restated to reflect changes in intra-group trading arrangements.


BT Global Services revenue grew in the second quarter by 3 per cent to GBP2,157 million. New wave and non UK revenue was GBP1,661 million, an increase of 6 per cent year on year. UK traditional revenues decreased 8 per cent year on year, with continuing falls experienced in voice related and dial IP revenues. MPLS revenue rose by 33 per cent to GBP134 million, with the growth split evenly between the UK and overseas. Our IP network infrastructure currently extends to 128 countries.

Order intake remained firm with networked IT services contract orders of GBP0.7 billion, which included a 7 year agreement with PepsiCo to provide and manage an integrated portfolio of services for their international division. Total orders in the quarter amounted to GBP1.6 billion, GBP0.1 billion higher than last year, taking the value of total orders achieved over the last twelve months to GBP8.1 billion. Over 40 per cent of the total order intake was generated outside the UK. During the quarter 223 new customers were signed, bringing the total for the year to 453.

EBITDA before leaver costs increased year on year by GBP9 million to GBP229 million, growth of 4 per cent year on year. Gross profit improved by GBP26 million to GBP638 million, an increase of 4 per cent, while gross profit margin improved by 0.5 percentage points to 30 per cent. SG&A costs rose 4 per cent reflecting pay inflation, increased IP networking costs and also transformation costs incurred in creating a single global services organisation. Depreciation charges fell by GBP1 million compared with the previous year to GBP157 million while leaver costs were GBP17 million lower at GBP5 million. Overall, this contributed to operating profit of GBP67 million, 68 per cent higher than last year.

BT continues to make good progress on its NHS National Programme for Information Technology contracts. For N3, the broadband network that underpins the programme, we have installed more than 15,500 connections and are on schedule to complete the 18,000 rollout by March 2007. BT now has more than 287,000 registered users on Spine, one of the world's largest transactional database and messaging services. In London, where we are the Local Service Provider, BT has delivered capability to 40 per cent of trusts.



BT Retail
                                                               Half year
                      Second quarter ended September 30    ended September 30
                        2006     2005*     Better (worse)       2006    2005*
                        GBPm     GBPm     GBPm         %        GBPm     GBPm
                    ______________________________________ ___________________
Revenue                2,077    2,136      (59)       (3)      4,145    4,256
                       _____    _____                          _____    _____
Gross profit             592      555       37         7       1,152    1,091
SG&A before leaver
costs                    357      364        7         2         735      742
                       _____    _____                          _____    _____
EBITDA before leaver
costs                    235      191       44        23         417      349
Leaver costs               7        2       (5)      n/m           9        5
                       _____    _____                          _____    _____
EBITDA                   228      189       39        21         408      344
Depreciation and
amortisation              39       39        -         -          79       73
                       _____    _____                          _____    _____
Operating profit         189      150       39        26         329      271
                       =====    =====                          =====    =====
Capital expenditure       40       33       (7)      (21)         80       68
                       =====    =====                          =====    =====

*Restated to reflect changes in intra-group trading arrangements.


BT Retail's EBITDA before leaver costs was 23 per cent higher than last year, continuing our recent trend of growth. Gross profit increased by 7 percentage points reflecting the improved consumer broadband margins, the impact of cost efficiency programmes, lower input costs and an improved product mix. This more than compensated for the 3 per cent decline in revenues. SG&A costs before leaver costs fell by 2 per cent driven by the increased effectiveness in serving our customers. Operating profit improved by 26 per cent to GBP189 million.

Traditional revenue declined by 9 per cent whilst new wave revenue grew by 34 per cent, driven primarily by broadband and other new wave services. New wave revenue was 21 per cent of total revenue in the quarter, up from 15 per cent last year.

During the quarter, following the relaxation of the regulatory environment, we introduced the biggest ever cuts to our inclusive call packages, maximising value to our customers. In the consumer market, BT Together Options 2 and 3 have reduced prices by almost one third and we have seen a significant increase in the proportion of customers moving up to higher value packages.

In the SME market, BT Business Plan is now available with mobile and BT Assurance Plus bringing SMEs a high level of care, attention and quick response and includes calls answered 24/7, access to a qualified team of experts and immediate diagnosis of faults at no extra cost. In line with our strategy to simplify the customer experience and eliminate the hassle for SMEs, in October we launched Business Manager and Business One Plan. With Business Manager, an SME can choose from a range of options to get the level of service that suits their business and Business One Plan combines landline, mobile and broadband services into one package, giving customers a wide range of benefits by delivering cost and time savings.

Broadband revenue grew by 28 per cent to GBP229 million with BT Retail connections at September 30, 2006 growing to 2,980,000 an increase of 5 per cent in the quarter, and in October we exceeded 3 million connections. BT Retail's share of broadband net additions (DSL and LLU) was 25 per cent in the quarter and BT Retail's share of the installed base was 32 per cent at September 30, 2006.

BT Total Broadband, launched towards the end of the first quarter, reflects our strategy to drive value into the Broadband market. The proportion of customers opting for higher value Options 2 and 3 packages increased by 29 per cent in the quarter and almost 60 per cent of orders are for these higher value packages. These customers benefit from increased security, wireless hubs and inclusive IP calls. The BT Home Hub brings together the BT Total Broadband experience and at September 30, 2006 over 250,000 Hubs had been installed, providing the platform for a range of new services.

Our strategy of adding value in the broadband arena continues with the announcement made in September of our partnership with US media entrepreneurs Podshow to launch BT Podshow. This enables UK internet users and independent media producers to create and share their content with an audience of millions in the UK and around the world.

In October we launched BT Digital Vault, an innovative new online storage service which enables BT Total Broadband customers to securely store online, back-up, share and remotely access their digital content such as photos, music and video via broadband.

Enjoying the broadband revolution is now easier than ever with the launch in August of the competitively priced BT Home IT Visit and BT Total Broadband installation services. Specially trained engineers can set up customers' broadband, a wireless home network or help resolve IT problems including PC viruses. This follows the pilot in March of BT Home IT Advisor, offering remote helpdesk support for a range of home IT issues, which was being purchased by one in ten new broadband customers, via our call centres, at the end of the quarter.

The advanced VoIP service with high-definition sound is reflected in the increased net additions and installed base. At the end of the quarter the installed base was about 400,000 customers reflecting strong growth of Broadband Talk customers.

BT Vision remains on track for launch this autumn. This service will offer a compelling line-up of entertainment programming as well as interactive services, all available on-demand and with no compulsory subscription. To date a wide range of content deals have been announced with partners including NBC Universal, Paramount, Dream Works, BBC Worldwide, MTV, History Channel, Nickelodeon, Sony BMG and many others.



BT Wholesale

                                                               Half year
                      Second quarter ended September 30    ended September 30
                        2006     2005*     Better (worse)       2006    2005*
                        GBPm     GBPm     GBPm         %        GBPm     GBPm
                    ______________________________________ ___________________
External revenue       1,030      964       66         7       2,027    1,932
Internal revenue         855      849        6         1       1,705    1,695
                       _____    _____                          _____    _____
Revenue                1,885    1,813       72         4       3,732    3,627
Variable cost of
sales                    963      901      (62)       (7)      1,883    1,832
                       _____    _____                          _____    _____
Gross variable
profit                   922      912       10         1       1,849    1,795
Network and SG&A
before leaver costs      438      442        4         1         887      857
                       _____    _____                          _____    _____
EBITDA before leaver
costs                    484      470       14         3         962      938
Leaver costs              15        6       (9)      n/m          16        6
                       _____    _____                          _____    _____
EBITDA                   469      464        5         1         946      932
Depreciation and
amortisation             291      274      (17)       (6)        576      545
                       _____    _____                          _____    _____
Operating profit         178      190      (12)       (6)        370      387
                       =====    =====                          =====    =====
Capital expenditure      266      198      (68)      (34)        466      428
                       =====    =====                          =====    =====


*Restated to reflect changes in intra-group trading arrangements.

BT Wholesale external revenue in the second quarter of GBP1,030 million increased by 7 per cent reflecting strong growth in broadband, transit and other traditional revenue. External revenue from new wave services increased to GBP268 million and now accounts for 26 per cent of external revenue.

Internal revenue increased marginally to GBP855 million due to strong growth in internal broadband revenue more than offsetting the impact of lower call volumes and lower regulatory prices being reflected in internal charges.

Gross variable profit increased GBP10 million although gross variable profit margin decreased by 1 percentage point to 49 per cent due to a changing sales mix. Despite greater 21CN expenditure, network and SG&A costs have decreased as a result of savings through network efficiencies. These efficiencies have yielded headcount reductions of over 1,100 employees since the prior year and these reductions are partly reflected in leaver costs of GBP15 million in the quarter.

Overall, EBITDA before leaver costs has increased 3 per cent to GBP484 million. Higher depreciation due to the shortening of the useful economic lives of legacy transmission assets to be replaced by 21CN and higher leaver costs has resulted in a 6 per cent decline in operating profit.

Capital expenditure in the quarter was 34 per cent higher than last year due to increased investment in 21CN whilst BT Wholesale has been successful in managing its legacy infrastructure on a lower level of capital investment.

In September, Vodafone UK announced it had signed Heads of Terms with BT Wholesale to provide its UK customers with Vodafone branded, consumer fixed-line broadband services. BT Wholesale and Vodafone UK have been making excellent progress and details of the service will be announced shortly.

In September, BT Wholesale also launched the UK's first broadcast mobile TV service, BT Movio, with Virgin Mobile as the initial customer. BT Movio's service line-up includes live versions of TV channels from the BBC, ITV and Channel 4, as well as all the UK's DAB Digital Radio stations, a 7 day programme guide and 'red button' interactivity. BT Movio also announced an agreement with ZTE, a leading global provider of telecommunications equipment and network solutions, to develop the world's first 3G mobile handset compatible with the BT Movio service. When available, the new handset will enable 3G operators to offer the Movio service.



Openreach

                                                               Half year
                      Second quarter ended September 30    ended September 30
                        2006     2005*     Better (worse)       2006    2005*
                        GBPm     GBPm     GBPm         %        GBPm     GBPm
                    ______________________________________ ___________________
External revenue         162       60      102       170         292      113
Revenue from other
BT lines
of business            1,117    1,211      (94)       (8)      2,246    2,452
                       _____    _____                          _____    _____
Revenue                1,279    1,271        8         1       2,538    2,565
Operating costs
before leaver costs      819      789      (30)       (4)      1,606    1,576
                       _____    _____                          _____    _____
EBITDA before leaver
costs                    460      482      (22)       (5)        932      989
Leaver costs               -        -        -         -           2        -
                       _____    _____                          _____    _____
EBITDA                   460      482      (22)       (5)        930      989
Depreciation and
amortisation             178      188       10         5         353      374
                       _____    _____                          _____    _____
Operating profit         282      294      (12)       (4)        577      615
                       =====    =====                          =====    =====
Capital expenditure      279      246      (33)      (13)        550      503
                       =====    =====                          =====    =====

*Restated to reflect changes in intra-group trading arrangements.

Openreach's revenue in the second quarter was GBP1,279 million, a 1 per cent increase from the prior year driven by market volume growth. External revenue has increased by GBP102 million predominantly due to WLR and LLU volume growth which has more than offset the price reductions. Revenues from other BT lines of business decreased by 8 per cent to GBP1,117 million reflecting the volume shift to external revenues and also the regulatory LLU and WLR prices reductions in prior periods.

At September 30, 2006 Openreach had over 838,000 external LLU lines and 4.0 million external WLR lines. These have grown significantly from June 30, 2006 with net additions being 258,000 LLU connections and 446,000 WLR connections in the quarter.

During the quarter, Openreach launched a number of products to enhance the fully unbundled Metallic Path Facilities (MPF), the most significant being the Mass Migration product which enables Openreach to project manage multiple migrations of a Communications Provider's customer base on to MPF.

On September 30, 2006, a key milestone in the Undertakings was achieved as Openreach successfully started to provide Wholesale Extension Services (WES) and Backhaul Extension Services (BES) on an equivalent basis. At the same time, a number of new Ethernet products were launched. These include Wholesale End to End Ethernet Services (WEES) which are high speed, permanently connected, point-to-point data circuits that are available 24 hours a day, 365 days per year.

Operating costs increased by 4 per cent to GBP819 million due to increased volumes, inflationary pressures and focus on service levels. However these have been partially offset by cost savings from efficiency programmes across the business.

Overall this has resulted in a GBP22 million decrease in EBITDA before leaver costs.

The decrease in depreciation and amortisation costs of GBP10 million is due to the lengthening of the useful economic life of copper, consistent with Ofcom's review, which is partially offset by higher systems depreciation.

Capital expenditure in the quarter was 13 per cent higher than last year reflecting increased investment in new systems to ensure compliance with the Undertakings and increased network infrastructure spend to meet LLU demand.


GROUP INCOME STATEMENT
for the three months ended September 30, 2006

______________________________________________________________________________
                                     Before specific Specific items
                                               items        (note 4)     Total
(unaudited)                Notes                GBPm           GBPm       GBPm
______________________________________________________________________________
Revenue                      2                 4,941              -      4,941
Other operating income                            52              -         52
Operating costs              3                (4,311)           (23)    (4,334)
                                             _______        _______    _______
Operating profit             2                   682            (23)       659

Finance costs                                   (651)             -       (651)
Finance income                                   596              -        596
                                             _______        _______    _______
Net finance costs            5                   (55)             -        (55)

Share of post tax profits
of associates and joint
ventures                                           5              -          5
Profit on disposal of
associate                                          -             20         20
                                             _______        _______    _______
Profit before taxation                           632             (3)       629

Taxation                                        (155)             1       (154)
                                             _______        _______    _______
Profit for the period
attributable to equity
shareholders                                     477             (2)       475
                                             =======        =======    =======
Earnings per share           7
- basic                                          5.7p                      5.7p
- diluted                                        5.6p                      5.6p
                                             =======                   =======




GROUP INCOME STATEMENT
for the three months ended September 30, 2005

______________________________________________________________________________
                                      Before specific      Specific
                                                items         items
                                                            (note 4)     Total
(unaudited)                  Notes               GBPm          GBPm       GBPm
______________________________________________________________________________
Revenue                        2                4,767             -      4,767
Other operating income                             53             -         53
Operating costs                3               (4,164)          (70)    (4,234)
                                              _______       _______    _______
Operating profit               2                  656           (70)       586

Finance costs                                    (676)            -       (676)
Finance income                                    576             -        576
                                              _______       _______    _______
Net finance costs              5                 (100)            -       (100)

Share of post tax profits
of associates and joint
ventures                                            3             -          3
                                              _______       _______    _______
Profit before taxation                            559           (70)       489

Taxation                                         (139)           21       (118)
                                              _______       _______    _______
Profit for the period
attributable to equity
shareholders                                      420           (49)       371
                                              =======       =======    =======
Earnings per share             7
- basic                                           5.0p                     4.4p
- diluted                                         4.9p                     4.3p
                                              =======                  =======




GROUP INCOME STATEMENT
for the six months ended September 30, 2006

____________________________________________________________________________
                                    Before specific      Specific
                                              items         items
                                                          (note 4)     Total
(unaudited)                 Notes              GBPm          GBPm       GBPm
____________________________________________________________________________
Revenue                       2               9,805             -      9,805
Other operating income                          102             -        102
Operating costs               3              (8,566)          (23)    (8,589)
                                            _______       _______    _______
Operating profit              2               1,341           (23)     1,318

Finance costs                                (1,293)            -     (1,293)
Finance income                                1,192             -      1,192
                                            _______       _______    _______
Net finance costs             5                (101)            -       (101)

Share of post tax profits
of associates and joint
ventures                                          7             -          7
Profit on disposal of
associate                                         -            20         20
                                            _______       _______    _______

Profit before taxation                        1,247            (3)     1,244

Taxation                                       (306)            1       (305)
                                            _______       _______    _______
Profit for the period
attributable to equity
shareholders                                    941            (2)       939
                                            =======       =======    =======
Earnings per share            7
- basic                                        11.3p                    11.3p
- diluted                                      11.1p                    11.1p
                                            =======                  =======



GROUP INCOME STATEMENT
for the six months ended September 30, 2005
____________________________________________________________________________
                                    Before specific      Specific
                                              items         items
                                                          (note 4)     Total
(unaudited)                 Notes              GBPm          GBPm       GBPm
____________________________________________________________________________
Revenue                       2               9,498             -      9,498
Other operating income                           95             -         95
Operating costs               3              (8,289)          (82)    (8,371)
                                            _______       _______    _______
Operating profit              2               1,304           (82)     1,222

Finance costs                                (1,392)            -     (1,392)
Finance income                                1,150             -      1,150
                                            _______       _______    _______
Net finance costs             5                (242)            -       (242)

Share of post tax profits
of associates and joint
ventures                                          8             -          8
                                            _______       _______    _______
Profit before taxation                        1,070           (82)       988

Taxation                                       (268)           25       (243)
                                            _______       _______    _______
Profit for the period
attributable to equity
shareholders                                    802           (57)       745
                                            =======       =======    =======
Earnings per share            7
- basic                                         9.5p                     8.8p
- diluted                                       9.3p                     8.7p
                                            =======       =======    =======




GROUP STATEMENT OF RECOGNISED INCOME AND EXPENSE for the six months ended September 30, 2006

_____________________________________________________________________________
                                                              Half year
                                                          ended September 30
                                                       2006              2005
(unaudited)                                            GBPm              GBPm
_____________________________________________________________________________
Profit for the period                                   939               745
                                                      =====             =====
Actuarial (losses) gains on defined benefit
pension schemes                                        (369)            1,090
Net gains on revaluation of available-for-sale
investments                                               -                 1
Net gains (losses) on cash flow hedges                   61                (5)
Exchange differences on translation of foreign
operations                                              (72)               (4)
Tax on items taken directly to equity                    82              (327)
                                                      _____             _____
Net (losses) gains recognised directly in equity       (298)              755
                                                      _____             _____
Total recognised income for the period
attributable to equity shareholders                     641             1,500
                                                      =====             =====



GROUP CASH FLOW STATEMENT
for the three months and six months ended September 30, 2006

______________________________________________________________________________
                                Second quarter                Half year
                              ended September 30            ended September 30
                              2006           2005          2006           2005
(unaudited)                   GBPm           GBPm          GBPm           GBPm
______________________________________________________________________________
Cash flow from operating
activities
Cash generated from
operations (note 8 (a))      1,281          1,374         2,373          2,346
Income taxes paid              (90)          (111)         (180)          (242)
                            ______         ______        ______         ______
Net cash inflow from
operating activities          1,191          1,263         2,193          2,104

Cash flow from investing
activities
Net sale (acquisition) of
subsidiaries, associates
and joint ventures              13              -           (25)           (88)
Net purchase of property,
plant, equipment
and software                  (794)          (671)       (1,596)        (1,357)
Interest received               22             59            37             96
Dividends received from
associates and joint
ventures                         2              -             5              -
Net sale (purchase) of
short term investments and
non current asset
investments                    249            732          (480)           582
                            ______         ______        ______         ______
Net cash (used) received
in investing activities       (508)           120        (2,059)          (767)

Cash flows from financing
activities
Repurchase of ordinary
share capital                  (52)           (88)         (114)          (109)
Net repayments of
borrowings                    (140)           (10)         (162)           (24)
Net movement on commercial
paper                          (77)             -           227              -
Interest paid                  (83)          (147)         (318)          (465)
Equity dividends paid         (625)          (540)         (630)          (540)
                            ______         ______        ______         ______
Net cash used in financing
activities                    (977)          (785)         (997)        (1,138)

Effects of exchange rate
changes                          -             (6)            -             23
                            ______         ______        ______         ______
Net (decrease) increase in
cash and cash equivalents     (294)           592          (863)           222
                            ======         ======        ======         ======
Cash and cash equivalents
at beginning of period       1,215            940         1,784          1,310

Cash and cash equivalents,
net of bank overdrafts,
at end of period
(note 8 (c))                   921          1,532           921          1,532
                            ======         ======        ======         ======

Free cash flow (note 8 (b))    338            503           321            377
                            ======         ======        ======         ======
Increase in net debt from
cash flows (note 9 (b))        326            125           448            360
                            ======         ======        ======         ======




GROUP BALANCE SHEET
at September 30, 2006

_____________________________________________________________________________
                                        September 30  September 30  March 31
                                               2006          2005        2006
(unaudited)                                    GBPm          GBPm        GBPm
_____________________________________________________________________________
Non current assets
Goodwill and other intangible assets          1,861         1,385       1,641
Property, plant and equipment                15,350        15,386      15,489
Other non current assets                        100           101          84
Deferred tax assets                             853         1,105         764
                                            _______       _______     _______
                                             18,164        17,977      17,978
                                            _______       _______     _______
Current assets
Inventories                                     131           126         124
Trade and other receivables                   4,684         4,060       4,199
Other financial assets                          778         3,217         434
Cash and cash equivalents                       993         1,727       1,965
                                            _______       _______     _______
                                              6,586         9,130       6,722
                                            _______       _______     _______

Total assets                                 24,750        27,107      24,700

Current liabilities
Loans and other borrowings                    2,729         4,667       1,940
Trade and other payables                      6,343         5,552       6,540
Other current liabilities                       981         1,377       1,000
                                            _______       _______     _______
                                             10,053        11,596       9,480
                                            _______       _______     _______

Total assets less current liabilities        14,697        15,511      15,220
                                            =======       =======     =======
Non current liabilities
Loans and other borrowings                    6,948         8,171       7,995
Deferred tax liabilities                      1,547         1,453       1,505
Retirement benefit obligations                2,842         3,682       2,547
Other non current liabilities                 1,819         1,449       1,566
                                            _______       _______     _______
                                             13,156        14,755      13,613
                                            _______       _______     _______
Capital and reserves
Called up share capital                         432           432         432
Reserves                                      1,062           275       1,123
                                            _______       _______     _______
Total equity shareholders' funds              1,494           707       1,555
Minority interest                                47            49          52
                                            _______       _______     _______
Total equity                                  1,541           756       1,607
                                            _______       _______     _______
                                             14,697        15,511      15,220
                                            =======       =======     =======


NOTES (unaudited)

1 Basis of preparation and accounting policies

These primary statements and selected notes comprise the unaudited interim consolidated financial results of BT Group plc for the quarters and half years ended September 30, 2006 and 2005, together with the audited results for the year ended March 31, 2006. These interim financial results do not comprise statutory accounts within the meaning of Section 240 of the Companies Act 1985. Statutory accounts for the year ended March 31, 2006 were approved by the Board of Directors on May 17, 2006, published on May 31, 2006 and delivered to the Registrar of Companies. The report of the auditors on those accounts was unqualified and did not contain any statement under Section 237 of the Companies Act 1985.

The financial information set out in these interim financial results has been prepared in accordance with the Listing Rules of the Financial Services Authority. The accounting policies which have been applied to prepare the interim financial results are the same as those used for the preparation of the consolidated financial statements for the year ended March 31, 2006.

In order to assist readers in understanding the year on year performance, we have restated the comparative line of business results to reflect the creation of Openreach which is now reported as a separate line of business. These restatements also reflect the impact of the new internal trading arrangements that have been implemented. There is no change to the overall group reported results.



2 Results of businesses

(a)  Operating results

                      External  Internal     Group   EBITDA   Group operating
                       revenue   revenue   revenue      (ii) profit (loss) (ii)
                          GBPm      GBPm      GBPm     GBPm               GBPm
Second quarter ended
September 30, 2006
BT Global Services       1,763       394     2,157      224                 67
BT Retail                1,982        95     2,077      228                189
BT Wholesale             1,030       855     1,885      469                178
Openreach                  162     1,117     1,279      460                282
Other                        4         -         4        4                (34)
Intra-group items (i)        -    (2,461)   (2,461)       -                  -
                        ______    ______    ______   ______             ______
Total                    4,941         -     4,941    1,385                682
                        ======    ======    ======   ======             ======
Second quarter ended
September 30, 2005
(restated - note 1)
BT Global Services       1,703       399     2,102      198                 40
BT Retail                2,036       100     2,136      189                150
BT Wholesale               964       849     1,813      464                190
Openreach                   60     1,211     1,271      482                294
Other                        4         -         4       15                (18)
Intra-group items (i)        -    (2,559)   (2,559)       -                  -
                        ______    ______    ______   ______             ______
Total                    4,767         -     4,767    1,348                656
                        ======    ======    ======   ======             ======
Half year ended
September 30, 2006
BT Global Services       3,517       795     4,312      435                130
BT Retail                3,959       186     4,145      408                329
BT Wholesale             2,027     1,705     3,732      946                370
Openreach                  292     2,246     2,538      930                577
Other                       10         -        10       28                (65)
Intra-group items (i)        -    (4,932)   (4,932)       -                  -
                        ______    ______    ______   ______             ______
Total                    9,805         -     9,805    2,747              1,341
                        ======    ======    ======   ======             ======
Half year ended
September 30, 2005
(restated - see note 1)
BT Global Services       3,384       785     4,169      417                107
BT Retail                4,059       197     4,256      344                271
BT Wholesale             1,932     1,695     3,627      932                387
Openreach                  113     2,452     2,565      989                615
Other                       10         -        10       23                (76)
Intra-group items (i)        -    (5,129)   (5,129)       -                  -
                        ______    ______    ______   ______             ______
Total                    9,498         -     9,498    2,705              1,304
                        ======    ======    ======   ======             ======


(i) Elimination of intra-group revenue between businesses, which is included in the total revenue of the originating business.
(ii) Before specific items.

There is extensive trading between BT's lines of business and the line of business profitability is dependent on the transfer price levels. For regulated products and services those transfer prices are market based whilst for other products and services the transfer prices are agreed between the relevant lines of business. These intra-group trading arrangements are subject to periodic review.



2 Results of businesses continued

(b) Revenue analysis

                       Second quarter ended               Half year ended
                           September 30                     September 30
               __________________________________     _________________________
                  2006     2005   Better (worse)            2006          2005
                  GBPm     GBPm     GBPm      %             GBPm          GBPm
Traditional      3,205    3,328     (123)    (4)           6,428         6,674
New wave         1,736    1,439      297     21            3,377         2,824
                ______   ______                           ______        ______
                 4,941    4,767      174      4            9,805         9,498
                ======   ======                           ======        ======

Major corporate  1,703    1,629       74      5            3,402         3,226
Business           593      583       10      2            1,181         1,169
Consumer         1,257    1,336      (79)    (6)           2,509         2,660
Wholesale/
Carrier          1,384    1,215      169     14            2,703         2,433
Other                4        4        -      -               10            10
                ______   ______                           ______        ______
                 4,941    4,767      174      4            9,805         9,498
                ======   ======                           ======        ======



(c) New wave revenue analysis

                       Second quarter ended               Half year ended
                           September 30                     September 30
               __________________________________     _________________________
                    2006     2005   Better (worse)           2006         2005
                    GBPm     GBPm     GBPm      %            GBPm         GBPm
Networked IT       1,001      914       87     10           1,982        1,813
services
Broadband            486      350      136     39             940          664
Mobility              72       69        3      4             143          135
Other                177      106       71     67             312          212
                  ______   ______                          ______       ______
                   1,736    1,439      297     21           3,377        2,824
                  ======   ======                          ======       ======



(d) Capital expenditure on property, plant, equipment, software and motor vehicles

                       Second quarter ended               Half year ended
                           September 30                     September 30
               __________________________________     _________________________
                    2006    2005   Better (worse)           2006          2005
                    GBPm    GBPm    GBPm      %             GBPm          GBPm
BT Global Services   176     171      (5)    (3)             325           313
BT Retail             40      33      (7)   (21)              80            68
BT Wholesale         266     198     (68)   (34)             466           428
Openreach            279     246     (33)   (13)             550           503
Other (including
fleet vehicles
and property)         51      46      (5)   (11)             106            98
                  ______  ______                          ______        ______
                     812     694    (118)   (17)           1,527         1,410
                  ======  ======                          ======        ======
Transmission
equipment            297     347      50     14              594           720
Exchange equipment    39      18     (21)   n/m               53            36
Other network
equipment            229     148     (81)   (55)             389           310
Computers and
office equipment      60      54      (6)   (11)             134           110
Software             164     101     (63)   (62)             298           166
Motor vehicles and
other                 13      14       1      7               27            45
Land and buildings    10      12       2     17               32            23
                  ______  ______                          ______        ______
                     812     694    (118)   (17)           1,527         1,410
                  ======  ======                          ======        ======



3 (a) Operating costs
                                 Second quarter ended         Half year ended
                                      September 30              September 30
                                     2006       2005           2006       2005
                                     GBPm       GBPm           GBPm       GBPm
Staff costs before leaver costs     1,274      1,210          2,530      2,366
Leaver costs                           33         37             57         43
                                   ______     ______         ______     ______
Staff costs                         1,307      1,247          2,587      2,409
Own work capitalised(1)              (175)      (159)          (346)      (320)
                                   ______     ______         ______     ______
Net staff costs                     1,132      1,088          2,241      2,089
Depreciation and amortisation         703        692          1,406      1,401
Payments to telecommunication
operators                           1,034        989          2,040      1,998
Other operating costs               1,442      1,395          2,879      2,801
                                   ______     ______         ______     ______
Total before specific items         4,311      4,164          8,566      8,289
Specific items (note 4)                23         70             23         82
                                   ______     ______         ______     ______
Total                               4,334      4,234          8,589      8,371
                                   ======     ======         ======     ======

(1) Own work capitalised has been restated to exclude third party costs. This has no effect on the total costs.



(b) Leaver costs
                                     Second quarter ended       Half year ended
                                           September 30          September 30
                                         2006       2005         2006    2005
                                         GBPm       GBPm         GBPm    GBPm
BT Global Services                          5         22           22      24
BT Retail                                   7          2            9       5
BT Wholesale                               15          6           16       6
Openreach                                   -          -            2       -
Other                                       6          7            8       8
                                       ______     ______       ______  ______
Total                                      33         37           57      43
                                       ______     ______       ______  ______


4 Specific items

BT separately identifies and discloses any significant one off or unusual items (termed "specific items"). This is consistent with the way that financial performance is measured by management and we believe assists in providing a meaningful analysis of the trading results of the group. Specific items may not be comparable to similarly titled measures used by other companies. Specific items were previously referred to as exceptional items under UK GAAP.


                                      Second quarter ended     Half year ended
                                         September 30            September 30
                                       2006          2005        2006    2005
                                       GBPm          GBPm        GBPm    GBPm
Operating costs

Creation of Openreach                     -            70           -      70
Property rationalisation costs           23             -          23      12
                                     ______        ______      ______  ______
Specific operating costs                 23            70          23      82
Profit on partial disposal of
associate                               (20)            -         (20)      -
                                     ______        ______      ______  ______
Total specific items                      3            70           3      82
                                     ======        ======      ======  ======




5 Net finance costs
                                    Second quarter ended     Half year ended
                                          September 30          September 30
                                        2006       2005         2006      2005
                                        GBPm       GBPm         GBPm      GBPm
Finance costs1 before pension
interest                                 182        222          357       484
Interest on pension scheme
liabilities                              469        454          936       908
                                      ______     ______       ______    ______
Finance costs                            651        676        1,293     1,392
                                      ______     ______       ______    ______
Finance income before pension
income                                   (22)       (58)         (46)     (115)
Expected return on pension scheme
assets                                  (574)      (518)      (1,146)   (1,035)
                                      ______     ______       ______    ______
Finance income                          (596)      (576)      (1,192)   (1,150)
                                      ______     ______       ______    ______
Net finance costs                         55        100          101       242
                                      ======     ======       ======    ======
Net finance costs before pensions        160        164          311       369
Interest associated with pensions       (105)       (64)        (210)     (127)
                                      ______     ______       ______    ______
Net finance costs                         55        100          101       242
                                      ======     ======       ======    ======


1Finance costs in the second quarter and half year ended September 30, 2006 include a GBP4 million and GBP1 million net charge, respectively, arising from the re-measurement of financial instruments which under IAS 39 are not in hedging relationships on a fair value basis. Finance costs in the second quarter and half year ended September 30, 2005 included a GBP19 million and GBP7 million net credit respectively, arising from the re-measurement of financial instruments which were not in hedging relationships on a fair value basis. A component of these net credits was the fair value movement in, and realised gain arising from, the early redemption of the US dollar 2008 LG Telecom convertible bond amounting to GBP31 million for the second quarter and GBP27 million for the half year.



6 Dividends
                                       Half year                Half year
                                   ended September 30      ended September 30
                                     2006       2005          2006       2005
                                     Pence per share          GBPm       GBPm
Amounts recognised as
distributions to equity holders
in the period                         7.6        6.5           633        551
                                     ====       ====          ====       ====


The directors have declared an interim dividend of 5.1 pence per share (4.3 pence last year), payable on February 12, 2007 to the shareholders on the register at the close of business on December 29, 2006. This interim dividend, amounting to GBP423 million, has not been included as a liability as at September 30, 2006 (GBP361 million as at September 30, 2005). The final dividend for the year ended March 31, 2006 of 7.6 pence per share was approved at the Annual General Meeting on July 12, 2006.

7 Earnings per share

The basic earnings per share are calculated by dividing the profit attributable to shareholders by the average number of shares in issue after deducting the company's shares held by employee share ownership trusts and treasury shares. In calculating the diluted earnings per share, share options outstanding and other potential ordinary shares have been taken into account.


The average number of shares in the periods were:

                            Second quarter                      Half year
                         ended September 30                ended September 30
                          2006         2005                2006          2005
                          millions of shares              millions of shares
Basic                    8,308        8,456               8,311         8,463
Diluted                  8,483        8,589               8,466         8,579



8 (a) Reconciliation of profit before tax to cash generated from operations

                                      Second quarter              Half year
                                    ended September 30      ended September 30
                                     2006        2005          2006      2005
                                     GBPm        GBPm          GBPm      GBPm

Profit before tax                     629         489         1,244       988
Depreciation and amortisation         703         692         1,406     1,401
Associates and joint ventures          (5)         (3)           (7)       (8)
Employee share scheme costs            27          25            47        37
Net finance costs                      55         100           101       242
Profit on disposal of property
assets and non current
asset investments                     (20)          -           (20)        -
Changes in working capital           (196)         (8)         (553)     (461)
Provisions movements, pensions
and other                              88          79           155       147
                                   ______      ______        ______    ______
Cash generated from operations      1,281       1,374         2,373     2,346
                                   ======      ======        ======    ======



(b) Free cash flow
                                         Second quarter         Half year
                                      ended September 30     ended September 30
                                         2006      2005         2006      2005
                                         GBPm      GBPm         GBPm      GBPm
Cash generated from operations          1,281     1,374        2,373     2,346
Income taxes paid                         (90)     (111)        (180)     (242)
                                       ______    ______       ______    ______
Net cash inflow from operating
activities                              1,191     1,263        2,193     2,104
Included in cash flows from investing
activities
Net purchase of property, plant,
equipment and software                   (794)     (671)      (1,596)   (1,357)
Net sale of non current asset
investments                                 -        (1)           -        (1)
Dividends received from associates          2         -            5         -
Interest received                          22        59           37        96
Included in cash flows from financing
activities
Interest paid                             (83)     (147)        (318)     (465)
                                       ______    ______       ______    ______
Free cash flow                            338       503          321       377
                                       ======    ======       ======    ======


8 (b) Free cash flow continued

Free cash flow is defined as the net increase in cash and cash equivalents less cash flows from financing activities (except interest paid), less the acquisition or disposal of group undertakings and less the net sale of short term investments. It is not a measure recognised under IFRS but is a key indicator used by management in order to assess operational performance.


(c) Cash and cash equivalents
                                            At September 30        At March 31
                                            2006       2005               2006
                                            GBPm       GBPm               GBPm
Cash at bank and in hand                     397        475                511
Short term deposits                          596      1,252              1,454
                                           _____      _____              _____
Cash and cash equivalents                    993      1,727              1,965
Bank overdrafts                              (72)      (195)              (181)
                                           _____      _____              _____
                                             921      1,532              1,784
                                           =====      =====              =====


9 Net debt

Net debt at September 30, 2006 was GBP8,079 million (September 30, 2005 - GBP8,133 million, March 31, 2006 - GBP7,534 million).

Net debt consists of loans and other borrowings less current asset investments and cash and cash equivalents. Loans and other borrowings are measured at the net proceeds raised, adjusted to amortise any discount over the term of the debt. For the purpose of this analysis current asset investments, cash and cash equivalents are measured at the lower of cost and net realisable value. Currency denominated balances within net debt are translated to sterling at swapped rates where hedged.

This definition of net debt measures balances at the future cash flows due to arise on maturity of financial instruments and removes the balance sheet adjustments made for the re-measurement of hedged risks under fair value hedges and the use of the amortised cost method as required by IAS 39. In addition, the gross balances are adjusted to take account of netting arrangements amounting to GBP67 million. Net debt is a non GAAP measure since it is not defined in IFRS but it is a key indicator used by management in order to assess operational performance.


9 (a) Analysis
                                                 At September 30   At March 31
                                                 2006        2005         2006
                                                 GBPm        GBPm         GBPm
Loans and other borrowings                      9,677      12,838        9,935
Cash and cash equivalents                        (993)     (1,727)      (1,965)
Other current financial assets(1)                (768)     (2,996)        (365)
                                               ______      ______       ______
                                                7,916       8,115        7,605
Adjustments:
To retranslate currency denominated balances
at swapped rates where hedged                     437         399          121
To recognise borrowings at net proceeds and
unamortised discount                             (274)       (383)        (192)
Other                                               -           2            -
                                               ______      ______       ______
Net debt                                        8,079       8,133        7,534
                                               ======      ======       ======

After allocating the element of the adjustments which impact loans and other borrowings, gross debt at September 30, 2006 was GBP9,760 million (September 30, 2005 - GBP12,586 million, March 31, 2006 - GBP9,686 million).

(1) Excluding derivative financial instruments of GBP10 million, GBP221 million and GBP69 million at September 30, 2006 and 2005 and March 31, 2006, respectively.


(b) Reconciliation of net cash flow to movement in net debt

                                    Second quarter ended         Half year
                                         September 30       ended September 30
                                        2006       2005         2006      2005
                                        GBPm       GBPm         GBPm      GBPm
Net debt at beginning of period        7,727      8,121        7,534     7,893
Increase in net debt resulting from
cash flows                               326        125          448       360
Net debt assumed or issued on
acquisitions                               -          -            9         1
Currency movements                        36        (10)          99       (24)
Other non-cash movements                 (10)      (103)         (11)      (97)
                                      ______     ______       ______    ______
Net debt at end of period              8,079      8,133        8,079     8,133
                                      ======     ======       ======    ======



10 Statement of changes in equity

                                                                    Year ended
                                      Half year ended September 30    March 31
                                               2006           2005        2006
                                               GBPm           GBPm        GBPm
Shareholders' funds                           1,555             45          45
Minority interest                                52             50          50
                                             ______         ______      ______
                                              1,607             95          95

Effect of adoption of IAS 32 and IAS
39                                                -           (209)       (209)
                                             ______         ______      ______
Fund (deficit) at beginning of period         1,607           (114)       (114)

Total recognised income for the
period                                          641          1,500       2,906
Share based payment                              27             26          65
Issues of shares                                 12              4           4
Net purchase of treasury shares                (108)          (108)       (344)
Dividends on ordinary shares                   (633)          (551)       (912)
Minority interest                                (5)            (1)          2
                                             ______         ______      ______
Net changes in equity for the
financial period                                (66)           870       1,721

Equity at end of period
Shareholders' funds                           1,494            707       1,555
Minority interest                                47             49          52
                                             ______         ______      ______
                                              1,541            756       1,607
                                             ======         ======      ======



11 Earnings before interest, taxation, depreciation and amortisation (EBITDA)

                                    Second quarter ended        Half year
                                          September 30     ended September 30
                                        2006       2005         2006      2005
                                        GBPm       GBPm         GBPm      GBPm
Operating profit                         659        586        1,318     1,222
Specific items (note 4)                   23         70           23        82
Depreciation and amortisation
(note 3)                                 703        692        1,406     1,401
                                      ______     ______       ______    ______
EBITDA before specific items           1,385      1,348        2,747     2,705
                                      ======     ======       ======    ======

Earnings before interest, taxation, depreciation and amortisation (EBITDA) before specific items is not a measure recognised under IFRS, but it is a key indicator used by management in order to assess operational performance.

12 United States Generally Accepted Accounting Principles (US GAAP)

The results set out above have been prepared in accordance with the basis of preparation as set out in note 1. The table below sets out the results calculated in accordance with US GAAP.


                                Second quarter ended            Half year
                                     September 30          ended September 30
                                 2006          2005           2006        2005
Net income attributable to        509           191            923         583
shareholders (GBPm)

Earnings per ADS (GBP)
- basic                          0.61          0.23           1.11        0.69
- diluted                        0.60          0.22           1.09        0.68



Each American Depositary Share (ADS) represents 10 ordinary shares of BT Group plc.

Shareholders' equity, calculated in accordance with US GAAP, is a GBP52 million deficit at September 30, 2006 (September 30, 2005 - GBP615 million deficit, March 31, 2006 - GBP158 million deficit).


Forward-looking statements - caution advised

Certain statements in this results release are forward-looking and are made in reliance on the safe harbour provisions of the US Private Securities Litigation Reform Act of 1995. These statements include, without limitation, those concerning: continued growth in revenue, EBITDA, earnings per share and dividends; growth in new wave revenue, mainly from networked IT services, broadband and mobility growth; implementation of BT's 21st Century Network; the introduction of next generation services: and improving shareholder returns.

Although BT believes that the expectations reflected in these forward-looking statements are reasonable, it can give no assurance that these expectations will prove to have been correct. Because these statements involve risks and uncertainties, actual results may differ materially from those expressed or implied by these forward-looking statements.

Factors that could cause differences between actual results and those implied by the forward-looking statements include, but are not limited to: material adverse changes in economic conditions in the markets served by BT; future regulatory actions and conditions in BT's operating areas, including competition from others; selection by BT and its lines of business of the appropriate trading and marketing models for its products and services; fluctuations in foreign currency exchange rates and interest rates; technological innovations, including the cost of developing new products, networks and solutions and the need to increase expenditures for improving the quality of service; prolonged adverse weather conditions resulting in a material increase in overtime, staff or other costs; developments in the convergence of technologies; the anticipated benefits and advantages of new technologies, products and services, including broadband and other new wave initiatives, not being realised; and general financial market conditions affecting BT's performance. BT undertakes no obligation to update any forward-looking statements whether as a result of new information, future events or otherwise.





Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


BT Group PLC
(Registrant)


By: /s/ Patricia Day
--------------------
Patricia Day, Assistant Secretary.


Date 09 November, 2006